Morgan Stanley Direct Lending Fund
1585 Broadway
New York, NY 10036

June 13, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management

100 F Street N.E.
Washington DC 20549
Attn: Mr. Michael Rosenberg

Re:	Morgan Stanley Direct Lending Fund Request to Withdraw Amendment No. 1 to Registration Statement on Form 14 File No. 333-264774

Ladies and Gentlemen:

On behalf of Morgan Stanley Direct Lending Fund, a Delaware corporation (the “Company”), pursuant to Rule 477 under the Securities Act of 1933, as amended, the Company hereby requests the withdrawal of Amendment No. 1 to the Registration Statement on Form N-14 of the Company filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 10, 2022 (the “Registration Statement”).

The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. The Company is withdrawing the Registration Statement in order to refile the Registration Statement with the EDGAR submission type “N-14 8C/A” and will refile the Registration Statement concurrently with the filing of this request using such EDGAR submission type.

It is our understanding that this application for withdrawal will be deemed granted as of the date that it is filed with the Commission.

If you have any questions, please feel free to contact Matthew J. Carter of Dechert LLP by telephone at 202.261.3395 or by email at matthew.carter@dechert.com.

Very truly yours,

Morgan Stanley Direct Lending Fund

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Chief Operating Officer

cc:          Dechert LLP